UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. )
BIOLASE TECHNOLOGY, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
090911108

(CUSIP Number)
Federico Pignatelli
Pier 59 Studios
Pier 59
Chelsea Pier
New York, NY 10011
(917) 960-3200
Copies to:
Bruce D. Meyer
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071
(213) 229-7979

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 14, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	090911108

1	NAMES OF REPORTING PERSONS Federico Pignatelli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,345,250[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,345,250[1]

WITH	10	SHARED DISPOSITIVE POWER

0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,345,250[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%[1,2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	The reporting person named herein (the “Reporting Person”) became a greater than 5% beneficial owner of the common stock, par value $0.001 per share (the “Common Stock”) of Biolase Technology, Inc. a Delaware corporation (the “Issuer”) on the event date identified on the cover page to this Schedule 13D (the “Event Date”). As of the Event Date, the Reporting Person beneficially owned 1,337,750 shares of the Issuer’s Common Stock (which constituted approximately 5.4% of the 24,244,201 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2009) and had (a) sole voting and sole dispositive power with respect to 1,337,750 shares of the Issuer ’s Common Stock and (b) shared voting and shared dispositive power with respect to 0 shares of the Issuer’s Common Stock. Subsequent to such date, the Reporting Person acquired additional shares of the Issuer’s Common Stock. The amounts reported in this Schedule 13D reflect the Reporting Person’s beneficial ownership of the Issuer’s Common Stock as of the filing date of this Schedule 13D (the “Filing Date”).

[2]	Based upon 24,385,903 shares of Common Stock outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 1, 2010.

Item 1. Security and Issuer.
     This Schedule 13D is being filed to report the Reporting Person’s beneficial ownership of the Issuer’s Common Stock as of the Event Date and the Filing Date (as such terms are defined in footnote 1). The principal executive offices of the Issuer are located at 4 Crowell, Irvine, California 92618.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Mr. Pignatelli, who is a United States citizen whose primary occupation is President of Art & Fashion Group, a holding company of an array of businesses providing services to the advertising industry, including the world’s largest complex of digital and film still photography studios for production and post-production. The principal business and office address for Mr. Pignatelli and Art & Fashion Group is c/o Pier 59 Studios, Pier 59, Chelsea Pier, New York, NY 10011.
     During the last five years, the Reporting Person has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     As of the Filing Date, the Reporting Person beneficially owns an aggregate of 1,345,250 shares of the Issuer’s Common Stock (which includes 315,000 shares of Common Stock underlying stock options which are exercisable within 60 days of the Filing Date). The shares were acquired over a period of 15 years through (a) open market purchases made with personal funds, each at the market price at the time of purchase, and (b) the grant and/or exercise of stock options granted to the Reporting Person as consideration for services under the Company’s 1993 and 2002 Stock Option Plans. The Reporting Person used personal funds to satisfy the exercise price of the stock options he exercised.
Item 4. Purpose of Transaction.
     The Reporting Person has served as a director of the Issuer since 1991, Chairman Emeritus since March 2006 and as President since January 2008. In addition, the Reporting Person served as Chairman of the Board of the Issuer from 1994 until March 2006 and as interim Chief Executive Officer from November 2007 to January 2008.
     The Reporting Person acquired the Issuer’s Common Stock reported herein for investment purposes through the grant and exercise of employee stock options as well as purchases on the open market. The Reporting Person may acquire, or cause to be acquired additional shares of Common Stock, whether through the grant, vesting or exercise of stock awards, or through purchases on the open market or otherwise, or may dispose of, or cause to be disposed of, Common Stock of the Issuer, in the open market or otherwise, at any time.
     The Reporting Person may engage in discussions with other stockholders, management or the Board of Directors concerning potential changes in the composition of the Board. In particular, the Reporting Person is considering undertaking an investigation of the voting results of the Issuer’s 2010 Annual Meeting of Stockholders (the “Annual Meeting”) held on May 5, 2010, with respect to, among other things the election of directors. The Issuer’s Bylaws provide for a majority voting standard in uncontested director elections and further provide that if a director is not elected by a majority of the votes cast in an uncontested election, the Issuer’s Nominating and Corporate Governance Committee (or another Committee of the Board under certain circumstances) is required to accept any previously tendered resignation by such director absent a compelling reason (as determined consistent with the fiduciary duties of the members of such Committee) for such director to remain on the Board. It has come to the Reporting Person’s attention that all of the other directors, but him, received a substantial number of votes shortly before the election polls closed for the Annual Meeting, and that while each of these other directors received a majority of the votes cast (approximately 53%), none received a significant majority. In contrast, approximately 96% of the votes cast at the Annual Meeting for the election of directors were voted for the re-election of the Reporting Person as a director of the Issuer. It is possible that any investigation by the Reporting Person of the voting results for the election of directors at the Annual Meeting may lead to, or cause, changes in the composition of the Board.
     The Reporting Person intends to evaluate on an ongoing basis his investment in the Issuer and his options with respect to such investment. In connection with that evaluation, the Reporting Person may seek to meet with the Board and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate his views on issues relating to the strategic direction or actions undertaken by the Issuer, the composition of the Board of Directors, and other matters of interest to stockholders generally. As part of any such discussions, the Reporting Person may make recommendations relating to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including changes in the composition of the Issuer’s Board of Directors or management, changes to the Issuer’s certificate of incorporation or bylaws, or the acquisition or disposition of additional securities of the Issuer. Except as set forth herein, the Reporting Person presently does not have any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer. 3
(a)	As of the Filing Date, the Reporting Person beneficially owns an aggregate of 1,345,250 shares of the Issuer’s Common Stock (which includes 315,000 shares of Common Stock underlying stock options which are exercisable within 60 days of the Filing Date), which represents 5.4% of the Issuer’s outstanding shares of Common Stock.

(b)	As of the Filing Date, the Reporting Person had (a) sole voting and sole dispositive power with respect to 1,345,250 shares of Common Stock and (b) shared voting and shared dispositive power with respect to 0 shares of Common Stock.

(c)	The following transactions in the Issuer’s Common Stock were effected by the Reporting Person in the 60 days prior to the Event Date through the Filing Date:
▪	On May 14, 2009, the Reporting Person purchased on the open market 200,000 shares of the Issuer’s Common Stock at a price per share of $1.17.
(d)	Not Applicable.

(e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.
Item 7. Material to Be Filed as Exhibits.
None.

[3]	As of the Event Date, the Reporting Person beneficially owned 1,337,750 shares of the Issuer’s Common Stock (which constituted 5.4% of the outstanding shares of the Issuer’s Common Stock) and had (a) sole voting and sole dispositive power with respect to 1,337,750 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 0 shares of the Issuer’s Common Stock.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Federico Pignatelli	May 17, 2010
Federico Pignatelli